Exhibit 77(c)

Matters submitted to a vote of security holders

On August 10, 2010, a Special Meeting of Shareholders was held to approve an Agreement and Plan of Reorganization by and between ING Balanced Fund and ING Strategic Allocation Conservative Fund, providing for the reorganization of ING Balanced Fund with and into ING Strategic Allocation Conservative Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

ING Balanced Fund	1	6,057,852.480	206,540.224	304,992.353	6,569,385.057